Exhibit 16.1

August 11, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

We have read Item 4.01 of Form 8-K, dated August 11, 2015, of Synalloy Corporation and agree with the statements contained in Item 4.01(a) insofar as they relate to our Firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the material weakness in internal control over financial reporting included in the third paragraph in Item 4.01(a), we had considered such matters in determining the nature, timing, and extent of procedures performed in our audit of the registrant's financial statements for the fiscal year ended January 3, 2015.

/s/ Dixon Hughes Goodman LLP
Charlotte, North Carolina